

OFFERING MEMORANDUM

facilitated by



Kennys Restaurant and Bar LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Kennys Restaurant and Bar LLC
State of Organization	IN
Date of Formation	07/13/2020
Entity Type	Limited Liability Company
Street Address	1811 Woodsglen Ct, Evansville IN, 47714
Website Address	https://www.kennysevansville.com/

(B) Directors and Officers of the Company

Key Person	Kenneth Walker

Position with the Company	
Title	President
First Year	2020

Other business experience (last three years)	**Area Manager- HR Block Oct 2019- Present** • Responsible for 3 store district. • Scheduling • Payroll • Training • Cash Handling and Bank Drops • Hiring **Promotions Director - Power and Light District Jan 2017-Oct2019** • Plan and execute events • Budgets • Staffing • Purchase agreements • Contract Negotiations • Menu Creation • Social Media Marketing • Advertising and distribution • Security • Catering

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kenneth Walker	100%

(D) The Company’s Business and Business Plan

The Team

Kenneth Walker , President

Kenny graduated Indiana State Graduate with degrees in both Business Administration and Communications. With over 15 years of experience in the restaurant industry Kenny is now ready to set off on his own.

From busser, to general manager, all the way to Promotions Director and many more in between. Every job has helped to prepare him for this venture.

"I was able to learn what it takes to run and operate a successful restaurant, execute successful events in both turn out and profit; all while being able to take care of my employees. In college I ran a small restaurant delivery service while the venture ended up being unsuccessful the lessons it taught me are invaluable. My career path has led me to this point in life where I have the knowledge, youth, and capability to create a brand name restaurant that will last generations." Kenny Walker

Kenny a former Evansville football standout and graduate of Bosse Highschool has the perfect track record and name to be able to draw a crowd and support in the community. His combination of experience, wisdom, connections, and most importantly passion makes him the perfect person for this role. Kenny has worked with venues such as McFaddens Bar & Grill, No Other Pub, Pizza Bar, Hotel Karaoke, Zoe's Kitchen, The ESPN Club, The Apple Club, Red Lobster, and Olive Garden.

Garrett Ward, Operations Manager

Grarrett is a Castle Highschool and Ivy Tech Graduate. Born and raised in the Evansville area. Garrett comes from a family of business owners his uncle and aunt both operate a successful burger and ice cream shops in Evansville.

Garrett has a passion for operations serving in management roles within his family restaurant as well as, most recently Sky Zone Trampoline Park.

"Inventory and flow of operations are something that come natural to me I guess, since I was young I've been in a restaurant helping my father and uncle unload trucks and keep track of everything, make schedules and more. its just a part of who I am"

Garrett's family background and degree in graphic design make him an ideal asset to Kenny's. Garrett has created all images, logos, menus, and graphics associated with Kenny's.

Chef Viz, Chef/ Kitchen Manager

Chef is a Pitmaster and classically trained in creole and southern dishes. Viz was trained by his Father, Grandmother and Grandfather. His dad formally owned a BBQ restaurant on Evansville's south side.

His was trained in the art of Creole Cooking and Southern Dishes by his Grandmother who owned a small restaurant just 30 minutes outside of New Orleans.

"I grew up in a kitchen I can use a knife better than I can use a pin. I like to go beyond just cooking great tasting food, cooking is my medium. I want you to look at a plate and instantly

know it is a Viz creation and when you bite into it you do your happy dance"

Chef Viz is an Evansville native and graduate of North high school. The past 5 years he has ran a private catered kitchen serving corporate clients all the way down to wedding anniversary's.

Lydia Garcia, Lead Bartender/Bar Manager

Lydia is a graduate of University of Southern Indiana located Evansville IN. She has been in the serving industry for over 12 years.

Serving as the lead bartender of Longhorns Steak House for over 6 years gave her the neccessary skills to operate a bar in a thriving restaurant.

Her time as a Bar Manager at Bar Louie thought her how to handle the late night crowds who are looking to party and have a good time.

"I love making drinks and taking care of guest. Nothing makes me happier than making a drink and watching the guest reaction. The science of making a great new drink thrills me there are endless possibilities, then if you put your own special flare on your bartending people keep coming back"

The Competition

Kenny's is the only events based bar in Evansville. We are one of only two restaurants that offer mixology and the only restaurant that does so at a fair price in the immediate area.

- Franklin Street Bars- There are a string of bars a few miles away known for their poor service and high prices.
- Our bar will provide a happy hour program designed to encourage guests to bring their friends!
- Amy's on Franklin is the only other bar with a mixologist, but they're considered to be a restaurant, not a bar.

Our Mission

Kenny's offers excellent food, industry leading customer service and memory creating events that will last a lifetime. Our menu combines BBQ with our soon to be famous Let's Get Fried appetizer menu, creating a variety of classic and fun mash up entrée options. We pair our food with our industry leading customer service, ensuring guests feel welcome and at peace to enjoy themselves. At night we switch over to an events-based bar offering our patrons a variety of unique events such as, Pay Your Bills Party, Bottomless Mimosas Brunch, and even our Kickin' it Country event. No matter what your taste is Kenny's is sure to have an event you will like and food that you will crave.

- We will be the only events- based bar and restaurant in the immediate area.
- We will provide a fun and extensive menu of cocktails.
- We will also serve millennials and Gen Z with our late night events.

The Opportunity: Evansville has no true events-based restaurants and bars. Evansville's bar scene is very limited, with absurd rules that make it nearly impossible to enjoy your night. Evansville also has very few local restaurants that offer good BBQ.

Our Solution: We will create an events-based restaurant and bar that offers excellent food, industry leading customer service, and memory creating events that will last a lifetime. We will operate as a restaurant by day and during the week. At night, and on the weekends, we will host different events like our Pay Your Bills Party, Bottomless Mimosas Brunch, Kickin it Country, and our Jazz and Neo Soul Nights. We will offer our Happy Hour Program for special events such as birthdays, anniversaries, family reunion, etc. We will offer a creative menu that offers all our local favorites. We will incorporate BBQ on the menu, while offering fun mashups like our Brisket Cheese Fries or our Deep Fried Crab Legs. We will do all these things while always being friendly and helpful creating a warm environment that keeps customers wanting to come back.

Market Focus: We will focus our marketing on the Northeast side of town for lunch and dinner. We will target millennials and Gen Z for the late-night events and bar crowd. We also aim to attract those going to see movies at Showplace Cinemas as well as those that are shopping at the local malls.

Milestones: We expect to hit our Key Milestones of 300 customers per day for the entire year by year 3. Reaching the 300-customer mark translates to roughly $86,000 in sales monthly. $86,000 in sales should typically yield us around $700,000 in annual gross profit.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	May 10, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Rent	$36,000	$66,000
Wages	$20,000	$71,000
Kitchen Equipment	$10,000	$45,000
Uniforms	$0	$1,400
Menu	$0	$2,600
Marketing	$0	$8,000
Utilities	$28,000	$38,000
Stage Sound & Lighting	$0	$3,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

7

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 6.2%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 6.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	2.5%
$137,500	3.4%
$175,000	4.3%
$212,500	5.3%
$250,000	6.2%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	100
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kenneth Walker	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Kenny's Restaurant and Bar's fundraising. However, Kenny's Restaurant and Bar may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$867,790	$1,144,150	$1,611,650	$2,022,250	$2,300,000
Cost of Goods Sold	$229,600	$323,200	$414,400	$470,400	$552,000
Gross Profit	$638,190	$820,950	$1,197,250	$1,551,850	$1,748,000
EXPENSES					
Utilities	$96,000	$96,000	$96,000	$96,000	$96,000
Salaries	$71,000	$91,000	$206,000	$206,000	$206,000
Insurance	$1,980	$2,029	$2,079	$2,130	$2,183
Equipment Lease	$15,000	$15,000	$15,000	$15,000	$15,000
Repairs & Maintenance	$0	$0	$10,000	$10,000	$10,000
Legal & Professional Fees	$8,396	$8,604	$8,819	$9,039	$9,264
Security	$13,440	$13,776	$14,120	$14,473	$14,834
Events	$6,000	$7,910	$11,142	$13,980	$15,900
Operating Profit	$426,374	$586,631	$834,090	$1,185,228	$1,378,819

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V